EXHIBIT 12

MARSHALL & ILSLEY CORPORATION
Computation of Ratio of Earnings to Fixed Charges
($000's)

	Years Ended December 31,
	2010	2009	2008	2007		2006
Excluding Interest on Deposits:
Income (loss) from continuing operations before income taxes	$(899,494)	$(1,394,272)	$(2,502,118)	$713,475		$960,416
Less: Net income attributable to noncontrolling interests	(1,436)	(1,578)	(869)	(2,895)		(5,267)
Net income (loss) from continuing operations before income taxes attributable to Marshall & Ilsley Corporation	(900,930)	(1,395,850)	(2,502,987)	710,580		955,149
Fixed charges	218,380	362,967	606,463	831,420		671,203
Earnings	$(682,550)	$(1,032,883)	$(1,896,524)	$1,542,000		$1,626,352

Fixed charges:
Interest expense - short-term borrowings	$6,310	$9,550	$139,627	$236,671		$186,746
Interest expense - long-term borrowings	198,825	340,308	454,413	585,025		476,540
1/3 of rent expense (1)	13,245	13,109	12,423	9,724		7,917
Fixed charges	$218,380	$362,967	$606,463	$831,420		$671,203
Preferred stock dividends (2)	155,489	154,098	19,595	-		-
Fixed charges and preferred stock dividends	$373,869	$517,065	$626,058	$831,420		$671,203

Ratio of earnings to fixed charges	n.m.	n.m.	n.m.	1.85	x	2.42	x
Ratio of earnings to fixed charges and preferred dividends	n.m.	n.m.	n.m.	1.85	x	2.42	x

Including Interest on Deposits:
Income (loss) from continuing operations before income taxes attributable to Marshall & Ilsley Corporation	$(900,930)	$(1,395,850)	$(2,502,987)	$710,580		$955,149
Fixed charges	624,152	898,393	1,509,407	2,062,672		1,754,595
Earnings	$(276,778)	$(497,457)	$(993,580)	$2,773,252		$2,709,744

Fixed charges:
Fixed charges	$218,380	$362,967	$606,463	$831,420		$671,203
Interest expense - deposits	405,772	535,426	902,944	1,231,252		1,083,392
Fixed charges	$624,152	$898,393	$1,509,407	$2,062,672		$1,754,595
Preferred stock dividends (2)	155,489	154,098	19,595	-		-
Fixed charges and preferred stock dividends	$779,641	$1,052,491	$1,529,002	$2,062,672		$1,754,595

Ratio of earnings to fixed charges	n.m.	n.m.	n.m.	1.34	x	1.54	x
Ratio of earnings to fixed charges and preferred dividends	n.m.	n.m.	n.m.	1.34	x	1.54	x

(1) Represents one-third of rental expense for all operating leases (the amount deemed representative of the interest factor).
(2) Assuming a Federal income tax rate of 35%.

In periods when the ratio of earnings to fixed charges is less than one-to-one, it is indicated as "n.m."